Mail Stop 03-05
      August 4, 2005


Svante Carlsson
Chief Financial Officer
Stena AB
Masthuggskajen
SE-405 19 Gothenburg, Sweden

      RE:	Stena AB
    	Form 20-F for the fiscal year ended December 31, 2004
    	File No. 033-99284

Dear Mr. Carlsson:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to the financial statements and related disclosures included within this document. Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.

      Unless otherwise indicated, where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.
In
some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. Please be as detailed as necessary in your explanations. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Form 20-F for the fiscal year ended December 31, 2004

Significant Events, page 48

1. We note the acquisition of Drott AB on August 10, 2004 and Blomsterlandet in April 2004. Please tell us how you have evaluated the significance of these acquisitions under Regulation S-X, Article
03-05(b)(2). If either of these businesses is significant (individually or in the aggregate) to your business under the significance tests noted in the regulation, you should submit the required audited U.S. GAAP financial statements or U.S. GAAP reconciliation and pro-forma financial statements as required. We note that if required, this information was due within 75 days of the acquisition. For guidance, refer to Regulation S-X, Article 03-05 and Regulation S-X, Article 11.

Long-Term Financial Obligations and Other Contractual Obligations, page 60

2. We note your acquisition of the Swedish chain store
"Blomsterlandet" in April 2004. As part of this acquisition, an additional SEK 26 million is to be paid in 2009. It appears that this additional payment is not included in your table of contractual obligations. Please ensure that this obligation is included in the table in future filings.

Revision of Depreciable Lives of Vessels, page 61

3. Please tell us the factors considered in making the determination that useful lives of your RoRo vessels and tankers should be extended from 15 years to 20 years.

Note 1 - Summary of Accounting Principles, page F-7

New Accounting Principals, page F-7

4. We note your disclosure that you consolidated two financial investments according to the equity method as of January 1, 2004. Please tell us why it was appropriate to consolidate these two investments, clarify for us how you previously accounted for the investments and clarify how you are currently accounting for the investments. In this regard we note that under U.S. GAAP, investments accounted for under the equity method are not consolidated in a company`s financial statements.

Note 9 - Income Taxes, page F-18

5. We note the "Adjustments Previous Years, Rest of the World" for SEK 461 million in fiscal 2004 and the related explanation regarding the changes in legal structure outside of Sweden that made it possible to release prior year deferred tax liabilities. Please provide additional explanation regarding this legal structuring. Your explanation should include the type of legal structuring changes made, the reasons for the legal structuring and any additional information regarding guidance you used in determining that the related deferred tax liabilities should be released.

Note 10 - Intangible Fixed Assets, page F-20

6. We note your transfer into intangible fixed assets of SEK 223 million in fiscal 2004; however, it is not apparent from your explanation why it was necessary to transfer amounts previously accounted for as equipment to intangible fixed assets. Please provide additional explanation regarding the reason for the transfer.
In addition, we note a transfer out of fixed assets in Note 11 of only SEK 128 million. As part of your response, explain the discrepancy between amounts transferred out of fixed assets and into intangible fixed assets.

Note 31 - U.S. GAAP Information, page F-46

General

7. Form 20-F, Item 17 instructions requires a quantified description of balance sheet differences under Swedish GAAP in comparison to U.S.
GAAP. There are several ways which this information may be provided, one of which is a reconciliation of stockholders` equity under Swedish GAAP to stockholders` equity under U.S. GAAP. In this regard, we note that the reconciliation of stockholders` equity should be in sufficient detail to allow an investor to determine the differences between a balance sheet prepared using foreign GAAP and one prepared using U.S.GAAP. Adjustments that impact several balance sheet items should not be presented as one reconciling item unless the impact on each balance sheet item is appropriately discussed in the explanation of your adjustment. In addition, adjustments should be reflected at the subsidiary level to determine the impact on items such as minority interest, taxes and currency translation. Please review instructions to Item 17, Form 20-F and amend your filing to disclose the impact to individual balance sheet items.

8. Please amend Note 31 of your Form 20-F to reflect material income statement classification differences had your statements been prepared under U.S. GAAP. Specifically, the classification of `gain on sale of vessels` should be classified as `other income` instead of a component of revenue.

9. Please amend Note 31 of your Form 20-F to include a cash flow statement prepared under U.S. GAAP or IAS 7, as amended. You may also consider providing a reconciliation of your cash flow statement or statement of financial position that quantifies the material differences in the statement presented as compared to U.S. GAAP, in lieu of the U.S. GAAP or IAS 7 cash flow statement. For addition guidance, refer to Form 20-F, Item 18 instructions.

10. Please provide a statement of comprehensive income which separately identifies net income and the components of other comprehensive income for each year in which a balance sheet is presented in accordance with SFAS 130.




Note 31 - U.S. GAAP Information, page F-46

Note (f), page F-49

11. We note your adjustment to reflect the purchase accounting for the Stena Line. Please amend your Form 20-F to include a separate adjustment for each line item impacted by the acquisition.
Adjustments that impact several balance sheet items should not be presented as one reconciling item.

Note 32 - Additional U.S. GAAP Disclosures, page F-51

12. Election to file Item 18 information requires the disclosure of segment information on a U.S. GAAP basis. Please provide the information required by SFAS 131 paragraphs 25-28.

13. Please amend Note 32 of Form 20-F to include the disclosures required by paragraphs 51-57 of SFAS 141 for the acquisition of Drott
AB in August 2004 and Blomsterlandet in April 2004.

* * * * *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please file your response to our comments via EDGAR within fifteen business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Cari Kerr at 202-551-3310 or Tracie Northan at 202-551-3311. You may also contact the undersigned at 202-551-3812 with any questions.


      Sincerely,



								Michael Fay
								Branch Chief


Via Fascimile: Svante Carlsson, Chief Financial Officer:  46-31-
12-
06-51

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Svante Carlsson
Stena AB
August 4, 2005
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